

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 21, 2015

Mr. David M. Wehner
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

>   **Re: Facebook, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed January 29, 2015**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 24, 2015**
>   **File No. 001-35551**

Dear Mr. Wehner:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information Technologies
and Services

cc: Colin S. Stretch, Vice President, General Counsel and Secretary
       Michael Johnson, Deputy General Counsel
       Jeffrey R. Vetter, Fenwick & West LLP